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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Williams Energy Partners L.P.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-16335	73-1599053
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File No.)	(I.R.S. Employer Identification Number)

P.O. Box 22186
Tulsa, Oklahoma 74121-2186
(877) 934-6571
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant's Principal Executive Offices)

WILLIAMS ENERGY PARTNERS L.P.
One Williams Center, P.O. Box 22186
Tulsa, Oklahoma 74121-2186
(877) 934-6571

June 3, 2003

To Our Unitholders:

        On April 21, 2003, we announced that subsidiaries of The Williams Companies, Inc. (or Williams) agreed to sell their approximate 54.6% interest in us to WEG Acquisitions, L.P. (or Buyer), a Delaware limited partnership recently formed by Madison Dearborn Partners, LLC and Carlyle/Riverstone Global Energy and Power Fund II, L.P. We refer to this transaction as the "Acquisition."

        We are furnishing this letter to you and our other unitholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 in order to answer questions relating to the Acquisition and the proposed change, upon the consummation of the Acquisition, of a majority of the members of the board of directors of WEG GP LLC, a Delaware limited liability company and the general partner of our partnership. References to "Williams Energy Partners," "we," "our," "our partnership," "us" or like terms refer to Williams Energy Partners L.P., a Delaware limited partnership, and its subsidiaries, unless the context otherwise requires.

        The information contained in this letter is provided for informational purposes only. Your vote is not required.

The Acquisition

Q:
What is the Buyer purchasing in the Acquisition?

A:
At the closing of the Acquisition, the Buyer will purchase all of the limited partner interests in us owned by Williams through its subsidiaries and all of the membership interests in our general partner. These limited partner interests consist of 1,079,694 common units, 5,679,694 subordinated units and 7,830,924 class B common units.

Upon completion of the Acquisition, the Buyer will own, directly or through its ownership of our general partner, an approximate 54.6% interest in us, including a 2% general partner interest. Through its purchase of all of the membership interests in our general partner, the Buyer will also become the indirect owner of all of our incentive distribution rights, which are limited partner interests in us that entitle the holder to an increasing percentage of our cash distributions as we increase distributions to our common unitholders.

A copy of the purchase agreement relating to the Acquisition is incorporated by reference as an exhibit to the current report on Form 8-K that we filed with the Securities and Exchange Commission (or SEC) on April 21, 2003.

Q:
What is each Williams subsidiary selling to the Buyer?

A:
At the closing of the Acquisition:

•
Williams Energy Services, LLC (or WES) will sell 757,193 common units, 4,589,193 subordinated units and a 99.81% membership interest in our general partner;

•
Williams Natural Gas Liquids, Inc. (or WNGL) will sell 322,501 common units, 1,090,501 subordinated units and a 0.19% membership interest in our general partner; and

•
Williams GP LLC will sell 7,830,924 class B common units.

Q:
What is the purchase price for the Acquisition?

A:
The aggregate purchase price for the Acquisition consists of a first payment by the Buyer at the closing of approximately $509.9 million in cash and the following additional payments to be made by the Buyer:

•
a second payment of up to approximately $1.9 million, which is based on the amount of the first regular quarterly cash distribution expected to be received by the Buyer after the closing of the Acquisition;

•
a third possible payment based on a percentage of the net proceeds in excess of $37.50 per unit from the sale, if any, by the Buyer of the first 5,000,000 common units or class B common units after the closing of the Acquisition, up to a maximum payment of $20.0 million. The Buyer is entitled to decide in its sole discretion whether to sell any units and how many units to sell; and

•
the Buyer's assumption at the closing of the Acquisition of WES' obligations to indemnify our general partner, us and our subsidiaries for certain environmental remediation obligations in an aggregate amount of up to approximately $21.9 million.

Q:
How will the Buyer finance the first payment of the purchase price?

A:
The first payment of approximately $509.9 million will be financed by the Buyer through a combination of equity investments from Madison Dearborn Partners, LLC and Carlyle/Riverstone Global Energy and Power Fund II, L.P. and proceeds from a $200.0 million senior secured credit agreement to be entered into by the Buyer in connection with the Acquisition. The Buyer's receipt of funds under this credit agreement is a condition to the Buyer's obligation to consummate the Acquisition. The Buyer may not be able to successfully negotiate and enter into the credit agreement and, even if a credit agreement is entered into, the conditions to funding under the credit agreement may not be satisfied, either of which may prevent the Acquisition from being consummated.

Q:
When is the Acquisition expected to close?

A:
We have been advised by Williams and the Buyer that the Acquisition is expected to be completed during June 2003. However, the closing of the Acquisition may not occur by that time or at all. The consummation of the Acquisition is subject to the satisfaction or waiver of a number of conditions set forth in the purchase agreement, including funding under the credit agreement described above.

Q:
How will the members of the board of directors of our general partner change in connection with the closing of the Acquisition?

A:
It is a condition to the closing of the Acquisition that designees or nominees of the Buyer constitute a majority of the members of the board of directors of our general partner.

The board of directors of our general partner, which oversees our business and operations, is currently a seven-member board. One director has recently resigned and has not been replaced. Of the remaining six directors, five have delivered letters of resignation to our general partner that will become effective immediately prior to or upon the closing of the Acquisition. We expect four of the six vacancies created by these resignations to be filled at the closing of the Acquisition through the appointment of individuals affiliated with Madison Dearborn Partners, LLC and Carlyle/Riverstone Global Energy and Power Fund II, L.P. For further information about these designees, please see "Buyer's Director Designees." In addition, the Buyer has advised us that as soon as practicable after the closing of the Acquisition, it intends to expand the size of the board to eight members and appoint three additional directors who satisfy the "independence" requirements of the New York Stock Exchange and the SEC.

Q:
Which of the current directors of our general partner's board will resign in connection with the Acquisition?

A:
Keith E. Bailey resigned on April 22, 2003. William A. Bruckmann, III, Don J. Gunther and William W. Hanna have delivered letters of resignation to our general partner that will become effective immediately prior to the closing of the Acquisition, and Steven J. Malcolm and Phillip D. Wright have delivered letters of resignation to our general partner that will become effective upon the closing of the Acquisition. Don R. Wellendorf, the President and Chief Executive Officer of our general partner, is expected to continue to serve as a director of our general partner following the closing of the Acquisition.

Q:
What will happen to the executive officers and personnel who currently manage and operate our business?

A:
We expect that most of the current executive officers of our general partner will continue in those capacities following the consummation of the Acquisition. We have also been advised that, on or after closing of the Acquisition, some of the executive officers of our general partner may make minority investments in the Buyer and thereby become limited partners of the Buyer. We expect that certain of the personnel who are currently employees of Williams or its subsidiaries will, subsequent to a transition period following the consummation of the Acquisition, be transferred to and become employees of the Buyer.

Partnership Management

Q:
How is our partnership managed?

A:
We are a limited partnership. We do not have a separate board of directors and do not have any employees. As is commonly the case with publicly-traded limited partnerships, we are managed and operated by the officers of, and are subject to the oversight of the directors of, our general partner. Unitholders do not directly or indirectly participate in our management or operations.

Q:
Is the board of directors of our general partner elected?

A:
Historically, the members of the board of directors of our general partner have been appointed by the owners of our general partner, currently WES and WNGL, subsidiaries of Williams. In November 2002, our general partner amended our partnership agreement to provide for an annual meeting of our limited partners beginning in 2003 for the election of directors to the board of directors of our general partner. The 2003 annual meeting has not yet been held. We expect to announce the date and location of the 2003 annual meeting as soon as practicable following the closing of the Acquisition.

Q:
Are all of the directors elected at each annual meeting?

A:
No. Our general partner has a "staggered" board of directors, which means that directors are divided into three classes. Only one class of directors will be up for election at any annual meeting of our unitholders, and, upon election, directors in each class will serve for a term of three years, subject to a director's earlier resignation or removal. Beginning with our 2003 annual meeting, our limited partners will have the opportunity to vote for those directors whose term expires at that meeting.

Q:
How many votes are our unitholders entitled to cast at an annual meeting for the election of directors?

A:
Each common unit entitles the holder thereof to one vote, and each subordinated unit entitles the holder thereof to one-half of a vote. Our general partner and its affiliates, however, cannot vote units representing more than 20% of the total number of outstanding units entitled to vote. Furthermore, any person or group (other than our general partner and its affiliates and certain approved transferees) holding 20% or more of any outstanding security of our partnership loses its voting rights to all such units, including amounts not in excess of 20%. Holders of class B common units are not entitled to vote for directors.

Buyer's Director Designees

Q:
Who are the Buyer's director designees?

A:
The Buyer has advised us that it has designated the following individuals to be appointed to the board of directors of our general partner upon the closing of the Acquisition:

•
Mr. Patrick C. Eilers, a Vice President of Madison Dearborn Partners, Inc. (age 36);

•
Mr. Justin S. Huscher, a Managing Director of Madison Dearborn Partners, Inc. (age 49);

•
Mr. Pierre F. Lapeyre, Jr., a Managing Director of Riverstone Holdings, LLC (age 40); and

•
Mr. David M. Leuschen, a Managing Director of Riverstone Holdings, LLC (age 52).

The Buyer has informed us that each of these designees has consented to act as a director, if so appointed.

Mr. Wellendorf, currently a director and the President and Chief Executive Officer of our general partner, is also expected to continue as a director of our general partner.

Q:
To which classes of our general partner's board of directors are the Buyer's designees expected to be appointed?

A:
The Buyer has advised us that its director designees are expected to be apportioned among the classes as follows:

•
Mr. Huscher and Mr. Leuschen—Class I, whose term will expire at our 2003 annual meeting and each third annual meeting thereafter; and

•
Mr. Eilers and Mr. Lapeyre—Class II, whose term will expire at our 2004 annual meeting and each third annual meeting thereafter.

Mr. Wellendorf would continue to be a member of Class III, whose term will expire at our 2005 annual meeting and each third annual meeting thereafter.

Q:
What is the business experience of the Buyer's director designees?

A:
Patrick C. Eilers has been employed by Madison Dearborn Partners, Inc. since 1999 where he serves as a Vice President. Prior to joining Madison Dearborn Partners, Inc., he attended Northwestern J.L. Kellogg Graduate School of Management from 1997 to 1999, earning a masters in business administration in 1999. Mr. Eilers served as a Director with Jordan Industries, Inc. from 1995 to 1997 and as an Associate with IAI Venture Capital, Inc. from 1990 to 1994 and played professional football with the Chicago Bears, the Washington Redskins and the Minnesota Vikings from 1990 to 1995.

Justin S. Huscher is a co-founder of Madison Dearborn Partners, Inc. where he has served as a Managing Director since 1993. He has served as a member of the board of directors of Bay State Paper Company since December 1994. He has also served as a member of the board of directors of Jefferson Smurfit Group plc since September 2002 and a member of the board of directors of Packaging Corporation of America since April 1999. Prior to joining Madison Dearborn Partners, Inc., he was with First Chicago Venture Capital for seven years.

Pierre F. Lapeyre, Jr. is a founder and Managing Director of Riverstone Holdings, LLC since May 2000. He serves as a member of the board of directors of Legend Natural Gas, L.P.,

  InTank, Inc. and CDM Resource Management, Ltd. He also currently serves as a member of the board of directors of Seabulk International Inc., where he sits on the compensation committee. Prior to founding Riverstone Holdings, LLC, Mr. Lapeyre spent 14 years with Goldman, Sachs & Co. where he served as a Managing Director of the Energy and Power Group. During his investment banking career at Goldman, Sachs & Co., he focused on energy and power, particularly the midstream/infrastructure, oil service and technology sectors.

David M. Leuschen is a founder and Managing Director of Riverstone Holdings, LLC since May 2000. He currently serves as a director of Seabulk International Inc., Frontier Drilling ASA, Legend Natural Gas, L.P., InTank, Inc. and Mega Energy LLC. Previously, he served as a director of Cambridge Energy Research Associates and Cross Timbers Oil Company. He is also the owner and President of Switchback Ranch LLC, an integrated cattle ranching operation in the western United States. Prior to founding Riverstone Holdings, LLC, Mr. Leuschen spent 22 years with Goldman Sachs & Co. He joined Goldman in 1977, founded the firm's Global Energy and Power Group in 1982, became a Partner in 1986 and remained a Partner with the firm until leaving to found Riverstone Holdings, LLC in 2000.

Q:
Are there any current or proposed material transactions or material business relationships with our partnership or any of our subsidiaries and in which any of the Buyer's director designees has a material interest, either directly or indirectly through another entity or person? Have there been any such transactions or relationships since January 1, 2002?

A:
Two of the Buyer's director designees are affiliated with Carlyle/Riverstone Global Energy and Power Fund II, L.P. and the other two director designees are affiliated with Madison Dearborn Partners, LLC. Carlyle/Riverstone and Madison Dearborn are the equity owners of the Buyer. Other than any indirect interest that the Buyer's director designees may be deemed to have in the transactions entered into by the Buyer in connection with the Acquisition due to this affiliation, we have been advised that the Buyer's director designees do not have any such direct or indirect material interest.

Q:
Where can you find additional information regarding the current directors and executive officers of our general partner?

A:
For a discussion of the identities and business experience of the current directors (including those directors who have tendered letters of resignation that will become effective immediately prior to or upon the closing of the Acquisition) and executive officers of our general partner, please see Annex A attached to this letter, which contains the applicable excerpts from our Form 10-K for the year ended December 31, 2002 (or 2002 Form 10-K). None of the current directors of our general partner is an executive officer of another entity on whose compensation committee any of the executive officers of our general partner serves or served during 2002.

Transactions Between Our General Partner and its Affiliates and Our Partnership

Q:
Are there any current material transactions between our partnership or any of our subsidiaries, on the one hand, and our general partner and its owners and their affiliates, on the other hand? Have there been any such transactions since January 1, 2002?

A:
For a discussion of (1) related party transactions involving the current directors and executive officers of our general partner and persons known to us to own more than 5% of any class of our units and (2) the distributions and payments made by us to our general partner and its affiliates in connection with our formation, ongoing operation and liquidation, please see Annex B attached to this letter, which contains the applicable excerpts from our 2002 Form 10-K.

Annex B also describes provisions of the existing omnibus agreement that we entered into with Williams and its affiliates and our general partner in February 2001 in connection with our initial public offering. This existing omnibus agreement will terminate upon the consummation of the Acquisition.

We are also a party to a services agreement with affiliates of Williams whereby these affiliates have agreed to perform specified services, including providing necessary employees, to operate our assets. Williams has advised us that, in connection with the Acquisition, it intends to exercise its right to terminate this services agreement.

Q:
Will there be any new material agreements between our partnership and the Buyer in connection with the Acquisition?

A:
Yes. We expect the following agreements to be entered into in connection with the Acquisition:

•
a new omnibus agreement among the Buyer, Williams, WES and WNGL to which our partnership will be a third-party beneficiary, which is described in more detail below; and

•
a new services agreement between us and the Buyer pursuant to which the Buyer will agree to perform specified services, including providing necessary employees to operate our assets after a transition period subsequent to the closing of the Acquisition, which is described in more detail below.

Q:
What will the new omnibus agreement provide?

A:
The new omnibus agreement, a form of which is incorporated by reference as an exhibit to the current report on Form 8-K that we filed with the SEC on April 21, 2003, will provide for the following:

•
Williams Non-Compete: Williams and its affiliates will not, subject to the limitations and procedures provided in the new omnibus agreement, engage in or acquire certain competing businesses with us for a period of two years from the consummation of the Acquisition, but this restriction will terminate upon a change of control of Williams;

•
Buyer Non-Compete: The Buyer and its subsidiaries, including our general partner, will not, subject to the limitations and procedures provided in the new omnibus agreement, engage in or acquire certain competing businesses with us for a period of two years from the consummation of the Acquisition, but these restrictions will terminate upon a change of control of the Buyer or our general partner;

•
Williams Environmental Indemnification: Williams and WES will continue to indemnify us for covered environmental losses on terms substantially similar to those provided under the existing omnibus agreement;

•
Williams Right-of-Way Indemnification: Williams and WNGL will continue to indemnify us for right-of-way defects on terms substantially similar to those provided under the existing omnibus agreement. These provisions are subject to early termination upon a change of control of the Buyer or our general partner;

•
Buyer G&A Reimbursement Cap: There will be limitations through 2010 on the amount of general and administrative expenses for which we are required to reimburse the Buyer and its affiliates, which will operate as follows:

  –
  for expenses below a lower cap amount, we will be required to reimburse the Buyer and its affiliates;

  –
  for expenses above the lower cap amount and below an upper cap amount, we will not be required to reimburse the Buyer and its affiliates; and

      –
      for expenses above the upper cap amount, we will be required to reimburse the Buyer and its affiliates, although Williams will reimburse the Buyer for these amounts for the initial 12 months following the Acquisition.

  The initial lower cap amount for 2003 will be equivalent to the 2003 cap under the existing omnibus agreement of approximately $37.9 million, but will escalate annually beginning in 2004 at 7% (or, if greater, the percentage increase in the Consumer Price Index), which is a higher escalation rate than under the existing omnibus agreement. The upper cap amount will escalate annually beginning in 2004 at the lesser of 2.5% and the percentage increase in the Consumer Price Index.

  These limitations on our obligation to reimburse the Buyer and its affiliates for general and administrative expenses will terminate upon a change of control of the Buyer or our general partner; and

  •
  Williams Maintenance Capital Expenditure Reimbursement: Williams and its affiliates will continue their obligation to reimburse us through 2004 for maintenance capital expenditures to maintain the Williams Pipe Line assets on terms substantially similar to those provided under the existing omnibus agreement, less any amounts previously paid by Williams or its subsidiaries to us under the provision of the existing omnibus agreement that currently provides for the reimbursement of these maintenance capital expenditures.

Q:
What will the new services agreement with the Buyer provide?

A:
Because the employees that will manage our operations after the Acquisition will, after a transition period, be employees of the Buyer and its affiliates, we will enter into a services agreement with the Buyer and its affiliates pursuant to which the Buyer will agree, after this transition period, to perform specified services, including providing necessary employees, to operate our assets. In return, we will be required to reimburse the Buyer for its direct and indirect expenses incurred in providing these services, subject to the limitations on reimbursement of general and administrative expenses under the new omnibus agreement.

As with our existing services agreement, the Buyer will have the right at any time to terminate its obligations under this services agreement upon 90 days notice. To the extent that neither the Buyer nor any of its subsidiaries (including our general partner) provides these services to us, the limitations under the new omnibus agreement on our reimbursement of general and administrative expenses relating to these services would no longer apply and we may incur increased general and administrative expenses.

Functioning of Our General Partner's Board

Q:
What are the committees of the board of directors of our general partner?

A:
Our general partner has the following three standing committees of its board of directors: (1) conflicts committee, (2) audit committee and (3) compensation committee. Our general partner does not have a standing nominating committee. The functions typically performed by a nominating committee are performed by the entire board.

The current three members of each of these committees are William A. Bruckmann, III, Don J. Gunther and William W. Hanna, each of whom has tendered a letter of resignation that will be effective immediately prior to the closing of the Acquisition. None of these individuals has been an officer or employee of our general partner or a director, officer or employee of any of our affiliates nor did any of them have any relationships with our partnership requiring disclosure in our 2002 Form 10-K. None of these individuals is or has been an executive officer of another entity on whose compensation committee or board of directors any of the executive officers of our general partner serves or served during 2002. We have determined that none of these committee members has any relationship with us that may interfere with the exercise of his independence from the management of our general partner and that each such member is otherwise independent as defined in Sections 303.01(B)(2)(a) and (3) of the New York Stock Exchange's listing standards.

Q:
When are the new members of these committees expected to be appointed?

A:
The Buyer has advised us that, as soon as practicable following the closing of the Acquisition, it expects to designate three additional directors who will satisfy the "independence" requirements of the New York Stock Exchange and the SEC and who will serve on the conflicts committee and audit committee. We have been advised that, as of the date hereof, there has been no determination of the membership of the compensation committee subsequent to the closing of the Acquisition. We have also been advised that there has been no determination as of the date hereof of the identities of these additional directors.

Q:
What does the conflicts committee do?

A:
The conflicts committee reviews specific material matters that the board of directors of our general partner believes may involve conflicts of interest. If the board refers a particular matter to the conflicts committee, the committee will determine if the resolution of the conflict of interest is fair and reasonable to us. Any matters approved by the conflicts committee are conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our general partner of any duties it may owe to us or our unitholders. The conflicts committee held 18 meetings during 2002.

Q:
What does the audit committee do?

A:
The audit committee, among other things, reviews our external financial reporting, retains our independent auditors, approves services provided by the independent auditors and reviews procedures for internal auditing and the adequacy of our internal accounting controls. Our general partner's board of directors has adopted a written charter for the audit committee. A copy of the audit committee charter is attached as Annex C. The audit committee held 11 meetings during 2002.

Q:
Did the audit committee approve the inclusion of our audited financial statements in our 2002 Form 10-K?

A:
Yes. The audit committee (1) reviewed and discussed the audited financial statements with management; (2) discussed with our independent auditors the matters required to be discussed by SAS 61, which includes, among other things, items related to the conduct of the audit of our financial statements; and (3) received the written disclosures and the letter from our independent accountants as required by Independence Standards Board Standard No. 1, which relates to the accountants' independence from our partnership and our related entities, and discussed with our independent accountants their independence. Based on the foregoing and other reviews and discussions conducted by the audit committee, the audit committee recommended to our general partner's board of directors that the audited financial statements be included in our 2002 Form 10-K for filing with the SEC.

Q:
What does the compensation committee do?

A:
The compensation committee currently oversees equity-based long-term incentive compensation for the officers and key employees of our general partner. Following the Acquisition, the compensation committee may oversee all compensation for these officers and key employees. The compensation committee held four meetings during 2002. The board of directors of our general partner did not modify or reject in any material way any action or recommendation by the compensation committee during 2002.

Q:
What were the compensation committee's policies applicable to the compensation of our general partner's chief executive officer and other executive officers for our 2002 fiscal year?

A:
Our general partner's compensation committee determined the grants of phantom units to our chief executive officer and the other executive officers under our long-term incentive plan. At the end of the vesting period, the number of units awarded under these grants is determined based on an assessment of whether certain performance criteria have been met. For 2002, the performance measure is total unitholder return to our unitholders over a period of approximately three years beginning on the grant date and ending on December 31, 2004 compared to the total unitholder return provided by specified peers of our partnership to their unitholders.

Q:
How often did the board meet during 2002?

A:
During 2002, the board of directors of our general partner held 12 meetings (including regularly scheduled and special meetings). No director during 2002 attended fewer than 75% of the aggregate of (1) the total number of meetings of our general partner's board (held during the period for which he has been a director) and (2) the total number of meetings held by all committees of the board on which he served (during the periods that he served).

Director Compensation

Q:
How much are directors compensated for their service on the board of directors of our general partner or any committee of the board of directors?

A:
For a discussion of the compensation of the directors of our general partner during 2002, please see Annex D attached to this letter, which contains the applicable excerpts from our 2002 Form 10-K.

Following the closing of the Acquisition, we expect that directors of our general partner who are employees of the Buyer or its affiliates will not receive additional compensation for service on the board of directors of our general partner or committees of the board. We expect that non-management directors, including directors who are not employees of the Buyer or its affiliates, will receive compensation, including retainers, meeting fees, reimbursement for out-of-pocket expenses in connection with attending meetings and indemnification by us for actions associated with being a director, comparable to that currently received, although the nature or amount of compensation received by directors in the future may be changed.

Executive Officer Compensation

Q:
How much are the chief executive officer and each of the other four most highly compensated executive officers of our general partner, which are collectively referred to as the named executive officers, compensated?

A:
For a discussion of historical compensation of the named executive officers, including any compensation arrangements relating to the resignation, retirement or other termination of the named executive officer's employment or relating to a change in control of our partnership, please see Annex E attached to this letter, which contains the applicable excerpts from our 2002 Form 10-K. Our named executive officers do not have separate employment agreements with our general partner or Williams.

We have been advised by the Buyer that, following the closing of the Acquisition, it expects to maintain comparable compensation for the executive officers, although the Buyer may establish new benefit plans in which the officers participate and the amount of, and manner in which, executive officers are compensated in the future may be changed.

Ownership of Partnership Units

Q:
How many units in our partnership are outstanding and who owns these units?

A:
As of May 1, 2003, there were issued and outstanding:

•
13,679,694 common units, 757,193 (5.5%) of which were owned by WES and 322,501 (2.4%) of which were owned by WNGL;

•
7,830,924 class B common units, all owned by Williams GP LLC; and

•
5,679,694 subordinated units, 4,589,193 (80.8%) of which were owned by WES and 1,090,501 (19.2%) of which were owned by WNGL.

Our general partner owns the 2% general partner interest in our partnership and all of the incentive distribution rights in our partnership.

The Buyer has informed us that none of the Buyer's director designees currently owns any units in our partnership.

For a recent discussion of the ownership interests in us of persons known to us to beneficially own more than 5% of any class of our units and of current directors and named executive officers of our general partner and the current directors and executive officers as a group, including a discussion of the ownership of these directors and executive officers of shares of common stock of Williams, please see Annex F attached to this letter, which contains the applicable excerpts from our 2002 Form 10-K.

Q:
For our fiscal years from 2001 through 2002, what is the yearly percentage change in the cumulative total unitholder return on our common units?

A:
The following graph compares the performance of our common units with the performance of the Standard & Poors 500 Stock Index (or S&P 500) and a peer group index for the period commencing on February 6, 2001, which represents the first day that our units were publicly traded. The graph assumes that $100 was invested at the beginning of the period in each of (1) our common units, (2) the S&P 500 and (3) the peer group, and that all distributions or dividends are reinvested on a quarterly basis.

We do not believe that any published industry or line-of-business index accurately reflects our business. Accordingly, we have created a special peer index consisting of the following growth-oriented publicly traded partnerships: Enterprise Products Partners L.P. (EPD), GulfTerra Energy Partners, L.P. (GTM), Kinder Morgan Energy Partners, L.P. (KMP) and TEPPCO Partners, L.P. (TPP).

	February 6, 2001	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001	First Quarter 2002	Second Quarter 2002	Third Quarter 2002	Fourth Quarter 2002
WEG	100.0	140.0	138.0	176.5	202.2	191.7	167.1	165.3	168.8
Peer Index	100.0	104.8	116.5	128.8	135.6	133.1	116.2	121.9	127.4
S&P 500	100.0	85.7	90.7	77.3	85.6	85.9	74.3	61.5	67.0

Section 16(a) Beneficial Ownership Reporting Compliance

Q:
During our 2002 fiscal year, did any of the directors or executive officers of our general partner or any greater than 10% common unitholder of our partnership fail to file on a timely basis any of the reports required by Section 16(a) of the Securities Exchange Act of 1934?

A:
Section 16(a) of the Securities Exchange Act of 1934 requires directors, executive officers and persons who beneficially own more than 10% of our common units to file certain reports with the SEC and the New York Stock Exchange concerning their beneficial ownership of our common units. The SEC regulations also require that a copy of all these Section 16(a) forms filed must be furnished to us by the executive officers, directors and greater than 10% unitholders.

Based on a review of the copies of these forms and amendments thereto with respect to 2002, we have determined that, due to an administrative oversight, one transaction involving Keith E. Bailey, a former director, that should have been reported on a Form 4 was not timely reported. The transaction was reported on a Form 5 shortly after discovery of the oversight.

Additional Information

Q:
Where can you find additional information about our partnership?

A:
We file annual, quarterly and current reports and, beginning with our 2003 annual meeting of unitholders, will file proxy statements, with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document that we file with the SEC at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street,

  Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges.

We also maintain a website at www.williamsenergypartners.com, where we post our SEC filings.

None of the foregoing information referenced in this answer shall be deemed to be a part of this letter or incorporated by reference in this letter.

Forward-Looking Statements

        Certain matters discussed in this letter and the attached annexes include forward-looking statements. Forward-looking statements can be identified by words such as "anticipate," "believe," "assume," "intend," "estimate," "expect," "continue," "could," "may," "plan," "project," "predict," "will" and similar expressions. These statements appear in a number of places and include statements regarding our plans, beliefs and current expectations and include statements with respect to, among other things:

  •
  the consummation of the Acquisition and the resulting change in a majority of the members of the board of directors of our general partner;

  •
  future compensation of directors, executive officers and other employees;

  •
  future appointment to the board of directors, or committees thereof, of our general partner; and

  •
  the terms of future transactions and relationships between the Buyer and its affiliates and our partnership.

        These forward-looking statements are not guarantees of future results. Important factors that could cause actual results to differ materially from those expressed or implied in these forward-looking statements include, without limitation, the satisfaction or waiver of the conditions to the consummation of the Acquisition, changes in the plans regarding those who will serve as, and the compensation of, directors, executive officers and employees subsequent to the Acquisition, and other factors, many of which are beyond our control.

        We undertake no obligation to revise the forward-looking statements to reflect any future events or circumstances. All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

        If you have additional questions, you may contact our investor relations department as follows:

    Paula Farrell
    Phone (within Tulsa): (918) 573-9233
    Phone (outside Tulsa): (877)WEG-MLP1 (934-6571)

Sincerely,
Williams Energy Partners L.P.
By:	WEG GP LLC, its general partner
By:	Name: Don R. Wellendorf Title: President and Chief Executive Officer

ANNEX A

BUSINESS EXPERIENCE OF CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Part III, Item 10 of 2002 Form 10-K

        The following disclosure in this Annex is reproduced from Part III, Item 10 of our 2002 Form 10-K and is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934. This disclosure was prepared in connection with filing our 2002 Form 10-K and has not been modified to reflect any changes contemplated in connection with, or that may otherwise result from, the closing of the Acquisition. Please review the above letter to which this Annex is attached for a discussion of certain changes anticipated to occur upon or after the closing of the Acquisition.

Directors and Executive Officers of WEG GP LLC

        The following table sets forth certain information with respect to the executive officers and members of the Board of Directors of our General Partner. Executive officers are elected for one-year terms. Our General Partner's limited liability company agreement provides for three classes of directors. Keith E. Bailey and William W. Hanna are the initial members of Class I, whose terms will expire at the 2003 annual meeting of limited partners and on each third succeeding year thereafter. Phillip D. Wright and Don J. Gunther are the initial members of Class II, whose terms will expire at the 2004 annual meeting of limited partners and on each third succeeding year thereafter. Steven J. Malcolm, Don R. Wellendorf, and William A. Bruckmann III are the initial members of Class III, whose terms will expire at the 2005 annual meeting of limited partners and on each third succeeding year thereafter.

Name	Age	Position with General Partner
Phillip D. Wright	47	Chairman of the Board, Director
Don R. Wellendorf	50	President and Chief Executive Officer, Director
John D. Chandler	33	Chief Financial Officer and Treasurer
Michael N. Mears	40	Vice President, Transportation
Richard A. Olson	45	Vice President, Pipeline Operations
Jay A. Wiese	46	Vice President, Terminal Services and Development
Craig R. Rich	52	General Counsel
Keith E. Bailey	60	Director
William A. Bruckmann, III	51	Director
Don. J. Gunther	64	Director
William W. Hanna	66	Director
Steven J. Malcolm	54	Director

        Phillip D. Wright has served as a director and the Chairman of the Board of Directors of our General Partner since November 15, 2002. He served as Chairman of the Board of Directors of our former general partner from May 13, 2002 to November 15, 2002 and served as a director of the former general partner from February 9, 2001 to November 15, 2002. From January 7, 2001 to May 13, 2002 he served as President and Chief Operating Officer of our former general partner. Mr. Wright is currently the Chief Restructuring Officer and a Senior Vice President of Williams and has served in that capacity since November 21, 2002. From September 2001 until March 2003, Mr. Wright served as President and Chief Executive Officer of Williams Energy Services, LLC ("Williams Energy Services"). He also served as Senior Vice President of Enterprise Development and Planning for Williams Energy Services from November 1996 to September 2001. From 1989 to 1996 he held various senior management positions with Williams Pipe Line Company and Williams Energy Ventures, Inc. Prior to 1989, he spent 13 years working for Conoco, Inc.

        Don R. Wellendorf has served as a director and the President and Chief Executive Officer of our General Partner since November 15, 2002. Mr. Wellendorf also served as President and Chief Executive Officer of our former general partner from May 13, 2002 until November 15, 2002, and served as a director from February 9, 2001 until November 15, 2002. He served as Treasurer and Chief Financial Officer of our former general partner from January 7, 2001 to July 24, 2002 and as Senior Vice President of our former general partner from January 7, 2001 until May 13, 2002. From 1998 to March 2003, he served as Vice President of Strategic Development and Planning for Williams Energy Services. Prior to Williams' merger with MAPCO Inc. in 1998, he was Vice President and Treasurer for MAPCO from 1995 to 1998. From 1994 to 1995, he served as Vice President and Corporate Controller for MAPCO. He began his career in 1979 as an accountant with MAPCO and held various accounting positions with MAPCO from 1979 to 1994.

        John D. Chandler has served as the Chief Financial Officer and Treasurer of our General Partner since November 15, 2002, and served in that capacity for our former general partner from July 24, 2002 until November 15, 2002. He was Director of Financial Planning and Analysis for Williams Energy Services and served in that capacity from September 2000 to July 2002. He also served as Director of Strategic Development for Williams Energy Services from 1999 to 2000 and served as Manager of Strategic Analysis from 1998 to 1999. Prior to Williams' merger with MAPCO Inc. in 1998, he was a Manager of Business Development for MAPCO. He began his career in 1992 as an accountant with MAPCO in a professional development rotational program and held various accounting and finance positions with MAPCO from 1992 to 1998.

        Michael N. Mears has served as the Vice President, Transportation of our General Partner since November 15, 2002 and served in that capacity for our former general partner from April 22, 2002 until November 15, 2002. He is currently Vice President of Williams Petroleum Services, LLC and has served in that capacity since March 2002. Mr. Mears served as Vice President of Transportation and Terminals for Williams Pipe Line Company from 1998 to 2002. He also served as Vice President, Petroleum Development for Williams Energy Services from 1996 to 1998. Prior to 1996, Mr. Mears served as Director of Operations Control and Business Development for Williams Pipe Line Company from 1993 to 1996. From 1985 to 1993 he worked in various engineering, project analysis, and operations control positions for Williams Pipe Line Company.

        Richard A. Olson has served as the Vice President, Pipeline Operations of our General Partner since November 15, 2002 and served in that capacity for our former general partner from April 22, 2002 until November 15, 2002. He is currently Vice President of Mid Continent Operations for Williams Energy Services and has served in that capacity since 1996. Mr. Olson was Vice President of Operations and Terminal Marketing for Williams Pipe Line Company from 1996 to 1998, Director of Southern Operations from 1992 to 1996, Director of Product Movements from 1991 to 1992, and Central Division Manager from 1990 to 1991. From 1981 to 1990, Mr. Olson held various positions with Williams Pipe Line Company.

        Jay A. Wiese has served as the Vice President, Terminal Services and Development of our General Partner since November 15, 2002, and served in that capacity for our former general partner from January 7, 2001 until November 15, 2002. He was Managing Director, Terminal Services and Commercial Development for Williams Energy Services and has served in that capacity from 2000 to January 2001. From 1995 to 2000, he served as Director, Terminal Services and Commercial Development of Williams' terminal distribution business. Prior to 1995, Mr. Wiese held various operations, marketing and business development positions with Williams Pipe Line Company, Williams Energy Ventures, Inc. and Williams Energy Services. He joined Williams Pipe Line Company in 1982.

        Craig R. Rich has served as the General Counsel of our General Partner since November 15, 2002 and served in that capacity for our former general partner from January 7, 2001 until November 15, 2002. Since 1996, he has also served as Associate General Counsel of Williams Energy Services. From

1993 to 1996, he served as General Counsel of Williams' midstream gas and liquids division. Prior to that time, Mr. Rich was a Senior Attorney representing Williams Gas Pipeline-West. He joined Williams in 1985.

        Keith E. Bailey has served as a director of our General Partner since November 15, 2002 and served as a director of our former general partner from February 9, 2001 until November 15, 2002. Since 2001, Mr. Bailey has also served as a Director for Aegis Insurance Services Inc. He served as Chairman of the Board of Directors and Chief Executive Officer of Williams from 1994 to 2002. He served as President of Williams from 1992 to 1994 and as Executive Vice President of Williams from 1986 to 1992.

        William A. Bruckmann, III has served as a director of our General Partner since November 15, 2002 and served as a director of our former general partner from May 9, 2001 until November 15, 2002. Mr. Bruckmann also serves as a member of the Board's Audit Committee, the Compensation Committee and is the Chairman of the Conflicts Committee. Since September 9, 2002, Mr. Bruckmann has been employed with UBS Paine Webber as a Financial Advisor. He is a former managing director at Chase Securities, Inc. and has more than 25 years of banking experience, starting with Manufacturers Hanover Trust Company, where he became a senior officer in 1985. Mr. Bruckmann later served as managing director, sector head of the Manufacturers Hanover's gas pipeline and midstream practices through the acquisition of Manufacturers Hanover by Chemical Bank and the acquisition of Chemical Bank by Chase Bank.

        Don J. Gunther has served as a director of our General Partner since November 15, 2002 and served as a director of our former general partner from May 9, 2001 until November 15, 2002. Mr. Gunther also serves as a member of the Board's Audit Committee, the Conflicts Committee and is the Chairman of the Compensation Committee. He is a retired vice chairman of Bechtel Group Inc. He began his career with Bechtel in 1961 and was promoted to a variety of positions, including Bechtel's executive committee in 1989; president of Bechtel Petroleum in 1984; president of Europe, Africa, Middle East and southwest Asia operations in 1992; and president of Bechtel Americas in 1995. He was named vice chairman in July 1997, retiring from the position in 1998.

        William W. Hanna has served as a director of our General Partner since November 15, 2002 and served as a director of our former general partner from January 18, 2002 until November 15, 2002. Mr. Hanna also serves as a member of the Board's Compensation Committee, the Conflicts Committee and is the Chairman of the Audit Committee. He is a retired vice chairman of Koch Industries where he held management and leadership positions since he commenced employment in 1968. In 1981, he became executive vice president of energy products for Koch. In 1984, he was elected to the board of directors, and in 1987, was named president and chief operating officer. In 1999, he was named vice chairman.

        Steven J. Malcolm has served as a director of our General Partner since November 15, 2002 and served as a director of our former general partner from February 9, 2001 until November 15, 2002. He served as the Chief Executive Officer and Chairman of the Board of Directors of our former general partner from January 7, 2001 until May 13, 2002. He is currently President and Chief Executive Officer of Williams and has served in the capacity as President since September 2001, and as Chief Executive Officer since January 2002. He has also served as the Chairman of Williams' Board of Directors since May 2002. From 1998 to September 2001, he served as President and Chief Executive Officer of Williams Energy Services. From 1994 to 1998, he served as Senior Vice President for Williams' midstream gas and liquids division, and from 1993 to 1994, worked as Senior Vice President of the mid-continent region for Williams Field Services. From 1984 to 1993, he held various positions with Williams Natural Gas Company, including director of business development, director of gas management and vice president of gas management and supply.

ANNEX B

CERTAIN RELATIONSHIPS AND RELATED TRANSACTION

Part III, Item 13 of 2002 Form 10-K

        The following disclosure in this Annex is reproduced from Part III, Item 13 of our 2002 Form 10-K and is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934. This disclosure was prepared in connection with filing our 2002 Form 10-K and has not been modified to reflect any changes contemplated in connection with, or that may otherwise result from, the closing of the Acquisition. Please review the above letter to which this Annex is attached for a discussion of certain changes anticipated to occur upon or after the closing of the Acquisition.

        Steve Malcolm, Phil Wright, and Don Wellendorf serve or have served in various capacities as executive officers of Williams, Williams Energy Services and Williams Natural Gas Liquids. For more information with respect to each individual's roles with these affiliated entities, please read "Item 10. Partnership Management—Directors and Executive Officers of WEG GP LLC."

        Williams Energy Marketing & Trading Company and Williams Refining & Marketing, Williams Midstream Marketing & Risk Management, subsidiaries of Williams and affiliates of ours, are significant customers, representing 9%, 2% and less than 1%, respectively, of our total revenues for the year ended December 31, 2002. The services we provide them are conducted pursuant to various contracts. For additional information relating to our commercial agreements with Williams and its affiliates, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions."

        Affiliates of Williams own 1,079,694 common units, 7,830,924 Class B units and 5,679,694 subordinated units representing an approximate aggregate ownership interest in us of 55%, including their 2% general partner interest. The General Partner's ability, as general partner, to manage and operate us effectively gives the General Partner the right to veto some actions of ours and to control our management. For more information about the limited partnership interest in us held by affiliates, please read "Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters—Security Ownership of Certain Beneficial Owners and Management."

Distributions and Payments to the General Partner and its Affiliates

        The following table summarizes the distributions and payments to be made by us to our General Partner and its affiliates in connection with our formation, ongoing operation and liquidation of Williams Energy Partners. These distributions and payments were determined by and among affiliated entities and are not the result of arm's length negotiations.

Formation Stage

The consideration received by our General Partner and its affiliates, Williams Energy Services and Williams Natural Gas Liquids, Inc., for the transfer of the affiliates' interests in the subsidiaries and a capital contribution	1,679,694 common units and 5,679,694 subordinated units;
a combined 2% general partner interest in Williams Energy Partners L.P. and Williams OLP, L.P.;

the incentive distribution rights; and

$166.5 million of the net proceeds of our initial public offering of the common units and the borrowings under the credit facility. In addition, the net proceeds of $12.1 million from the exercise of the underwriters' over-allotment option in our initial public offering were used to redeem 600,000 common units from Williams Energy Services, an affiliate of the General Partner, as partial reimbursement for capital expenditures incurred by Williams Energy Services for assets we own after the initial public offering.

Williams Energy Services and Williams Natural Gas Liquids, Inc., affiliates of Williams, transferred to us their interests in the entities that became our subsidiaries in exchange for 1,679,694 common units, 5,679,694 subordinated units, the incentive distribution rights and the combined 2% general partner interest described above. The common units and subordinated units received by Williams Energy Services and Williams Natural Gas Liquids, Inc. were valued at the $21.50 initial public offering price. In addition, the over-allotment was exercised for 600,000 common units. Those units were redeemed from the 1,357,193 common units initially owned by Williams Energy Services. After the redemption of these units, affiliates of the Partnership owned 1,079,694 common units.
Operational Stage
Distributions of available cash to our General Partner and its affiliates
Cash distributions will generally be made 98% to the unitholders, including to affiliates of the General Partner as holders of common units and subordinated units, and 2% to the General Partner. However, distributions that exceed the specified target levels will result in our General Partner receiving increasing percentages of the distributions, up to 50% of the distributions above the highest target level.

Assuming we have sufficient available cash to continue to pay distributions on all of our outstanding units for four quarters at our current distribution level of $0.725 per unit per quarter, our General Partner and its affiliates would receive annual distributions of approximately $1.6 million on the combined 2% general partner interest, $3.7 million of incentive distributions and a distribution of approximately $42.3 million on their common, Class B and subordinated units.

Payments to our General Partner and its affiliates
Our general partner and its affiliates will not receive any management fee or other compensation for the management of our operations. Our general partner and its affiliates will be reimbursed, however, for direct and indirect expenses incurred on our behalf. Per the Omnibus Agreement, in 2002 we were charged $6.7 million, for general and administrative expenses, for those assets associated with our initial public offering and $21.7 million for those assets associated with Williams Pipe Line ($30.0 million on an annualized basis), excluding expenses associated with the long-term incentive compensation plans.
Withdrawal or removal of our general partner
If our general partner withdraws in violation of the partnership agreement or is removed for cause, a successor general partner has the option to buy the General Partner interests and incentive distribution rights for a cash price equal to fair market value. If our General Partner withdraws or is removed under any other circumstances, the departing general partner has the option to require the successor general partner to buy the departing general partner's interests and its incentive distribution rights for a cash price equal to fair market value.

If either of these options is not exercised, the departing general partner's interests and incentive distribution rights will automatically convert into common units equal to the fair market value of those interests. In addition, we will be required to pay the departing general partner for expense reimbursements.
Liquidation Stage
Liquidation	Upon our liquidation, the partners, including our General Partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Rights of Our General Partner

        Our General Partner and its affiliates own 1,079,694 common units, 7,830,924 Class B units and 5,679,694 subordinated units, representing a 55% ownership interest in us, including their 2% general partner interest. Through the General Partner's ability, as general partner, to manage and operate our business and Williams affiliates' ownership of 1,079,694 common units and all of the outstanding Class B and subordinated units, the General Partner controls the management of our business.

Omnibus Agreement

        We entered into an agreement in February 2001 with Williams and its affiliates and our General Partner, that governs:

  •
  potential competition among us and the other parties to the agreement;

  •
  reimbursement of general and administrative expenses;

  •
  indemnification for environmental liabilities and right-of-way defects or failures;

  •
  the grant of a license for use of the ATLAS 2000 software system and other intellectual property; and

  •
  reimbursement of maintenance capital expenditures.

        This agreement was amended on three separate occasions in 2002 to: (i) clarify general and administrative expenses and rights to software, (ii) add Williams Pipe Line to certain provisions of the agreement as a result of the Williams Pipe Line acquisition in April 2002 and (iii) further clarify license rights and restrictions for software use. Through a change of control or with 90 days written notice, Williams can terminate its obligations to provide services to us, which would also eliminate Williams' obligations under the general and administrative expense limitation included in the Omnibus Agreement.

Competition

        Williams and its affiliates have agreed that they will not own or operate assets that are used to transport, store or distribute ammonia in the United States or terminal and store refined petroleum products in the continental United States. In addition, Williams and its affiliates agreed that they will be prohibited from engaging in or acquiring any business transporting refined products to a delivery point within a 50-mile radius of any of our refined product delivery points before April 2005 or transport refinery grade butane from several refineries on the northern most part of the Williams Pipe Line system. We refer to these assets below as restricted assets. Williams will not be prohibited from owning or operating the following restricted assets:

  •
  any restricted assets owned, leased or operated by Williams at the closing of our initial public offering on February 9, 2001;

  •
  any restricted assets acquired after February 9, 2001 with a fair market value not greater than $20.0 million;

  •
  any restricted assets constructed by Williams after February 9, 2001 with construction costs not greater than $20.0 million; and

  •
  any restricted assets constructed or acquired by Williams after February 9, 2001 that are connected to assets owned by Williams or are primarily related to and located within 50 miles of Williams' refinery in Memphis, Tennessee.

        In return, we agreed that until April 2005, we would not engage in NGL transportation to a delivery point within a 50-mile radius of a NGL delivery point owned or supplied by Williams as of April 2002 and we agreed to use Mid-America Pipeline for propane and NGL blendstocks into certain markets.

        If either Williams or we acquire or construct restricted assets other than those identified above and with a cost in excess of $20 million, the party in breach of the agreement shall offer to sell such asset to the other party within six months of acquiring or completing construction. If we and Williams are unable to agree on the terms of the sale, we and Williams will appoint a mutually- agreed-upon, nationally-recognized investment banking firm to determine the fair market value of the restricted assets. Once the investment bank submits its valuation of the restricted assets to Williams and us, the party not in breach of the Omnibus Agreement will have the right, but not the obligation, to purchase the business in accordance with the following process:

  •
  if the valuation of the investment bank is in the range between the proposed sale and purchase values of Williams and us, the party not in breach will have the right to purchase the business at the valuation submitted by the investment bank.

  •
  if the valuation of the investment bank is less than the proposed purchase value submitted by the party not in breach, that party we will have the right to purchase the business for the amount they submit.

  •
  if the valuation of the investment bank is greater than the proposed sale value submitted by the party in breach, the party not in breach will have the right to purchase the business for the amount submitted by the party in breach.

        If either party elects not to purchase any restricted assets, the other party will be permitted to own or operate such assets without limitation.

General and Administrative Expenses

        In 2003, we will reimburse the General Partner or Williams for general and administrative expenses of not more than $6.9 million associated with assets at the time of our initial public offering and $31.0 million associated with Williams Pipe Line's operations, excluding expenses associated with our Long-Term Incentive Plan. Management estimates that actual general and administrative costs required for our operation could be significantly higher due in part to increases in insurance premiums, increased general and administrative costs for the ammonia pipeline associated with the new Enterprise operating contract and the $0.3 million of increased general and administrative expense associated with the Rio Grande contract. The amount associated with the assets at the time of our initial public offering may increase during the next eight years as follows:

  •
  in each year after 2003, the amount of general and administrative expenses, excluding expenses associated with the Long-Term Incentive Plan, allocated to us by Williams and the General Partner may increase by no more than the greater of 7% or the percentage increase in the consumer price index for that year.

  •
  if we make an acquisition, our general and administrative expense allocation may increase by the amount of these expenses included in our valuation of the business we acquire.

        The amount of general and administrative expense associated with assets acquired from Williams Pipe Line may increase during the next nine years as follows:

  •
  in each year after 2003, the amount of general and administrative expenses, excluding expenses associated with the Long-Term Incentive Plan, allocated to us by Williams and the General Partner may increase by no more than the lesser of 2.5% or the percentage increase in the consumer price index for that year.

  •
  if we make an acquisition, our general and administrative expense allocation may increase by the amount of these expenses included in our valuation of the business we acquire.

        Through a change of control or with 90 days written notice, Williams can terminate its obligations to provide services to us, which would also eliminate Williams' obligations under the general and administrative expense limitation included in the Omnibus Agreement.

Indemnification

        Williams Energy Services and Williams Natural Gas Liquids, Inc. have agreed to indemnify us for up to $15.0 million for environmental liabilities that exceed the amounts covered by the seller indemnities and insurance coverage. The indemnity applies to environmental liabilities arising from conduct prior to February 9, 2001 and discovered within three years of February 9, 2001. Liabilities resulting from a change in law after February 9, 2001 are excluded from this indemnity. Williams Natural Gas Liquids, Inc. will indemnify us for right-of-way defects or failures in our ammonia pipeline for 15 years after the date of February 9, 2001. Williams Energy Services will indemnify us for right-of-way defects or failures associated with our marine terminal facilities at Galena Park and Corpus Christi, Texas and Marrero, Louisiana for 15 years after February 9, 2001.

        In connection with the acquisition of Williams Pipe Line, Williams Energy Services agreed to indemnify us for any breach of a representation or warranty that results in losses and damages of up to

$110.0 million after the payment of a $2.0 million deductible. With respect to any amount exceeding $110.0 million, WES will be responsible for one-half of that amount up to $140.0 million. In no event will WES' liability under these indemnities exceed $125.0 million. These indemnification obligations will survive for one year, except that those relating to employees and employee benefits will survive for the applicable statute of limitations and those relating to real property, including title to WES' assets, will survive for ten years. This indemnity also provides that we will be indemnified for an unlimited amount of losses and damages related to tax liabilities. In addition, any losses and damages related to environmental liabilities that arose prior to the acquisition will be subject only to a $2.0 million deductible, which was met during 2002, for claims made within six years of our acquisition of Williams Pipe Line in April 2002. Williams has provided a performance guarantee for the remaining amount of these environmental indemnities.

ATLAS 2000 License

        Williams and its affiliates have granted a license to us for the use of the ATLAS 2000 software system (and to permit customers to use the system to track inventories) and other intellectual property, including our logo, for as long as Williams controls our General Partner, at no charge. In the event of a termination of the Omnibus Agreement, we may, at our option, require Williams to transfer all right, title and interest in the ATLAS system to Williams Pipe Line at no cost.

Maintenance Capital Expenditures

        In 2003 and 2004, Williams has agreed to reimburse us for maintenance capital expenditures associated with Williams Pipe Line's operations in excess of $19.0 million per year, subject to a maximum aggregate reimbursement of $15.0 million over this two year period. At our current projected maintenance capital expenditure plans, we do not anticipate any reimbursements from Williams under this agreement.

ANNEX C

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF WEG GP LLC

I.
Purpose. The Audit Committee is appointed by the Board of Directors of WEG GP LLC (the "Company") to assist board oversight of (1) the integrity of the financial statements of Williams Energy Partners L.P. (the "Partnership"); (2) the Partnership's compliance with legal and regulatory requirements; (3) the independent auditor's qualifications and independence, and (4) the performance of the Partnership's internal audit function and independent auditors. In addition, the purpose of the Audit Committee includes preparing the Audit Committee Report that the Securities and Exchange Commission ("SEC") rules require to be included in the Company's annual proxy statement or annual report on Form 10-K, as applicable.

II.
Composition. The Audit Committee shall be comprised of three or more directors as determined by the Board of the Company. The members of the Audit Committee will meet the independence and experience requirements of the New York Stock Exchange and all other applicable rules, regulations, and statutes. A member of the Audit Committee may not simultaneously serve on the audit committee of more than three public companies unless such service is approved by the Board of Directors upon its determination that such simultaneous service would not impair the ability of such member to effectively serve on the Company's Audit Committee. The Chairman of the Audit Committee shall be designated by the Board of Directors of the Company. A member of the Audit Committee who holds 20 percent or more of the Partnership's units (or is a general partner, controlling shareholder, or officer of such holder) may not be Chairman of the Audit Committee or a voting member of the Audit Committee.

III.
Meetings. The Audit Committee shall meet with such frequency and at such intervals as it shall determine is necessary to carry out its duties and responsibilities. The Audit Committee, in its discretion, may ask members of management or others to attend its meetings (or portions thereof) and to provide pertinent information as necessary. The Audit Committee shall maintain minutes of its meetings and records relating to those meetings and provide regular reports of its activities to the Board of Directors of the Company.

IV.
Duties and Responsibilities. In carrying out its duties and responsibilities, the Audit Committee's policies and procedures should remain flexible, so that it may be in a position to best react or respond to changing circumstances or conditions. The following should be considered within the authority of the Audit Committee:

(As Needed)	(1)	The sole authority, to retain (including approval of annual engagement letters and associated audit fees), terminate, and the responsibility to compensate and directly oversee the work of (including resolution of disagreements between management and the auditor regarding financial reporting), the firm of independent public accountants to audit the books and accounts of the Partnership and its subsidiaries for each fiscal year;
(As Needed)	(2)
		The sole authority to approve in advance all audit and legally permitted non-audit services to be provided by any independent public accountants; provided, however, that pre-approval of non-audit services will not be required if:
		(a)
		the aggregate amount of fees for all such non-audit services provided by its auditor to the Company constitutes not more than five (5) percent of the total amount of revenues paid by the Partnership to its auditor during the fiscal year in which the non-audit services are provided;

(b)	such services were not recognized by the Company or the Partnership at the time of the engagement to be non-audit services; and
(c)
such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee who are members of the Board of Directors of the Company to whom authority to grant such approvals has been delegated by the Audit Committee.
(As Needed)	(3)
		The sole authority to delegate to one or more designated members of the Audit Committee who are independent directors of the Board of Directors of the Company, the authority to grant pre-approvals of audit and non-audit services as described in Section IV(2) above.
(April)	(4)
		To at least annually, evaluate the performance and independence of the Partnership's independent auditors and make recommendations to the Board of Directors of the Company regarding the replacement or termination of the independent auditors of the Partnership when circumstances warrant;
	(5)	To oversee the independence of the Partnership's independent auditors by, among other things:
		(October) (a)
		requiring the independent auditors to deliver to the Audit Committee on a periodic basis a formal written statement delineating all relationships and agreements to provide services (including the provision of non-audit services) between the independent auditors and the Partnership and its affiliates and The Williams Companies, Inc. and affiliates;
		(April) (b)
		actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or agreements to provide services (including non-audit services) that may impact the objectivity and independence of the independent auditors and recommending that the Board of Directors of the Company take appropriate action to satisfy itself of the auditors' independence; and
		(c) ensuring the rotation of the lead or responsible audit partner every five years.
(October)	(6)
		To instruct the Partnership's independent auditors that they are to directly report to the Audit Committee and that the Audit Committee is directly responsible for the appointment, compensation, evaluation and termination of the Partnership's independent auditors;
(October)	(7)	To review and accept, if appropriate, the annual audit plan of the Partnership's independent auditors, including the scope of audit activities;
(April)	(8)	To review the results of the annual audit of the Partnership, including any comments or recommendations of the Partnership's independent auditors;

(Quarterly)	(9)
		To review with management and the Partnership's independent auditors such accounting policies (and changes therein) of the Partnership, including any financial reporting issues which could have a material impact on the Partnership's financial statements, as are deemed appropriate for review by the Audit Committee prior to any interim or year-end filings with the SEC or other regulatory body;
(Quarterly)	(10)
		To discuss, prior to filing with the SEC, the annual audited financial statements and quarterly financial statements with management and the independent auditor, including the Partnership's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and confirm that such financial statements have been reviewed by the Partnership's independent auditors;
(As Needed)	(11)	To discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies;
(July)	(12)
		At least annually, to obtain and review an independent auditor's report describing: the auditing firm's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the firm and any steps taken to deal with any such issues; and all relationships between the independent auditor and the Partnership;
(Quarterly)	(13)
		To receive periodic reports from the Partnership's independent auditors and management of the Company to assess the impact on the Company of significant accounting or financial reporting developments that may have a bearing on the Partnership;
(July)	(14)	To review the adequacy and effectiveness of the Partnership's accounting and internal control policies and procedures;
(Ongoing)	(15)	To establish and maintain a free and open means of communication between and among the Board of Directors of the Company, the Audit Committee, the Partnership's independent auditors and management;
(At Least Bi-Annually)	(16)	To meet separately with management, with personnel responsible for the internal audit function, and with independent auditors;
(Quarterly)	(17)	Review with the independent auditor any audit problems or difficulties and management's response;
(July)	(18)	To review and reassess annually the adequacy of the Audit Committee's charter and recommend any proposed changes to the Board of Directors of the Company for approval;
(July)	(19)	To review and approve the disclosure committee charter and any changes thereto;
	(20)
		To establish procedures for (a) the receipt, retention, treatment, processing, and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (b) confidential, anonymous submission by employees of the Partnership or Company of concerns regarding questionable accounting controls or auditing matters;
	(21)	To set hiring policies for employees or former employees of the independent auditors all in accordance with applicable legal restrictions;

(July or As Needed)	(22)
		To meet with the general counsel, and outside counsel when appropriate, to review legal and regulatory matters, including any matters that may have a material impact on the financial statements of the Partnership;
(Ongoing)	(23)
		To report regularly to the Board of Directors any issues that arise with respect to the quality or integrity of the Partnership's financial statements, the Partnership's compliance with legal or regulatory requirements, the performance and independence of the Partnership's independent auditors or the performance of the internal audit function.
(February)	(24)	To direct preparation of and approve the Audit Committee Report required by the rules of the SEC to be included in the Partnership's annual Form 10-K or annual proxy statement, as applicable;
(As Requested by Independent Auditors)	(25)	To obtain from the Partnership's independent auditors any information required to be provided pursuant to Section 10A of the Securities Exchange Act of 1934;
(February)	(26)	To obtain from the Partnership's independent accountant the communications in accordance with SAS 60;
(As Needed)	(27)	To engage and compensate independent counsel and other advisors, as the Audit Committee determines necessary to carry out its duties;
(Quarterly)	(28)
		To discuss policies with respect to risk assessment and risk management and to discuss the Partnership's major financial risk exposures and the steps management has taken to monitor and control such exposures;
(April)	(29)	To annually self-evaluate the performance of the Audit Committee and report the results of the Audit Committee performance evaluation to the Board of Directors; and
(Ongoing)	(30)
		To perform such additional activities and consider such other matters within the scope of its responsibilities, as the Audit Committee or the Board of Directors of the Company deems necessary or appropriate.

***

While the Audit Committee has the duties and responsibilities set forth in this charter, the Audit Committee is not responsible for planning or conducting the audit or for determining whether the Partnership's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Similarly, except to the extent otherwise provided herein, it is not the responsibility of the Audit Committee to resolve disagreements, if any, between management and the independent auditors or to ensure that the Partnership complies with all laws and regulations and the Code of Business Conduct of The Williams Companies, Inc., as adopted by Williams Energy Partners L.P.

ANNEX D

DIRECTOR COMPENSATION FOR 2002

Part III, Item 11 of 2002 Form 10-K

        The following disclosure in this Annex is reproduced from Part III, Item 11 of our 2002 Form 10-K and is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934. This disclosure was prepared in connection with filing our 2002 Form 10-K and has not been modified to reflect any changes contemplated in connection with, or that may otherwise result from, the closing of the Acquisition. Please review the above letter to which this Annex is attached for a discussion of certain changes anticipated to occur upon or after the closing of the Acquisition.

Director Compensation

        Directors who are employees of Williams or its affiliates receive no additional compensation for service on the Board or committees of the Board. In 2002, non-management directors, including directors who are not employees of Williams or its affiliates, received an annual retainer of $10,000 and 400 common units; and the Chairmen of the Audit Committee, Compensation Committee and Conflicts Committee received an annual retainer of $1,000. Non-management directors also received $1,000 for each Board meeting attended and $500 for each Audit Committee, Compensation Committee or Conflicts Committee meeting attended. Effective October 2002, the meeting fee for each Audit Committee, Compensation Committee and Conflicts Committee meeting attended increased to $1,000. Effective January 1, 2003, non-management directors receive an annual retainer of $16,000 and common units valued at $16,000 on the grant date and the Chairmen of the Audit Committee, Compensation Committee and Conflicts Committee each receive an annual retainer of $2,000. Non-management directors also receive $1,000 for each Board, Audit Committee, Compensation Committee and Conflicts Committee meeting attended. In lieu of individual meeting fees for Committee meetings related to the acquisition of Williams Pipe Line and in recognition of the extensive time investment related to the acquisition, members of the Conflicts Committee also received $25,000 in 2002 in addition to their annual retainer, meeting fee received for each Board and Committee meeting attended (other than Conflicts Committee meetings related to the acquisition) and the annual retainer for the Chairmen of the Committees.

        Non-management directors may elect to receive all or any part of cash fees in the form of common units or phantom units. Phantom units may be deferred to any subsequent year or until such individual ceases to be a director. Non-management directors may also elect to defer receipt of their annual unit retainer to any subsequent year or until such individual ceases to be a director. Distribution equivalents are paid on phantom units and may be received in cash or reinvested in additional phantom units. One director elected to defer fees under this plan in 2002.

        In addition, each non-management director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or its committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Delaware law.

D-1

ANNEX E

HISTORICAL COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

Part III, Item 11 of 2002 Form 10-K

        The following disclosure in this Annex is reproduced from Part III, Item 11 of our 2002 Form 10-K and is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934. This disclosure was prepared in connection with filing our 2002 Form 10-K and has not been modified to reflect any changes contemplated in connection with, or that may otherwise result from, the closing of the Acquisition. Please review the above letter to which this Annex is attached for a discussion of certain changes anticipated to occur upon or after the closing of the Acquisition.

Summary Compensation Table

        We have no employees. We are managed by the officers of our General Partner. Subject to maximum reimbursement obligations that were met in 2002, we reimburse Williams for direct and indirect general and administrative expenses incurred on our behalf, as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations. Following are the approximate percentages of the direct and indirect compensation expense of each named executive officer allocated to us by Williams: Mr. Wellendorf, 80% for 2002 and 75% for 2001; Mr. Malcolm, 2% for 2002 and 3% for 2001; Mr. Chandler, 100% for 2002; Mr. Mears, 80% for 2002; Mr. Olson, 72% for 2002; and Mr. Wiese, 100% for 2002 and 95% for 2001. The following table represents compensation expense allocated to our General Partner by Williams for the fiscal year ended December 31, 2002, for the Chief Executive Officer, former Chief Executive Officer and each of the four other most highly compensated executive officers of our General Partner.

	Allocated Annual Compensation			Allocated Long-Term Compensation
Name and Principal Position	Year	Salary(1)	Bonus(1)	Williams Stock Option Shares		Long-Term Incentive Plan Payouts(2)	All Other Compensation(3)
Don R. Wellendorf President and Chief Executive Officer	2002 2001	$187,832 149,004	$86,458 86,964	$4,240 4,289		$439,400	$8,604 1,585
Steven J. Malcolm Former Chief Executive Officer	2002 2001	17,423 15,360	0 19,089	13,500 5,248	(4)	439,400	259 337
John D. Chandler Chief Financial Officer and Treasurer	2002	117,445	53,984	2,200		169,000	10,167
Michael N. Mears Vice President, Transportation	2002	143,251	51,444	8,400			10,372
Richard A. Olson Vice President, Pipeline Operations	2002	123,258	49,158	7,560			9,333
Jay A. Wiese Vice President, Terminal Services and Development	2002 2001	154,098 139,474	55,743 66,861	3,139 3,881		523,900	11,433 2,383

(1)
Represents salary and bonus expense allocated to us by Williams.

(2)
Represents vesting of phantom units granted on April 19, 2001 in association with our initial public offering. These units were subject to early vesting if certain performance measures were met. These measures were met, resulting in one-half of the units vesting on February 14, 2002 and the remaining one-half vesting on November 15, 2002. The payout of these awards are valued as follows: (i) one-half at $36.55, the closing common unit price on the vesting date February 14, 2002 and (ii) one-half at $31.05, the closing common unit price on the vesting date November 15, 2002.

(3)
Represents expense allocated to us by Williams for contributions made to the Investment Plus Plan, a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 on behalf of each named executive officer.

(4)
Represents options granted in both February and November 2002. The November 2002 grant was an acceleration of the 2003 grant.

Williams Stock Option Grants in the Last Fiscal Year

        The following table provides certain information concerning the grant by Williams of Williams' stock options during the last fiscal year to the named executive officers. The number of options granted, percent of total options granted and the grant date present values reported below reflect the portion allocated to us by Williams according to the approximate allocation percentages as described in the Summary Compensation Table.

	Individual Grants(1)
Name	Date Granted	Number of Williams Options Granted	Percent of Total Options Granted to Williams Employees in Fiscal Year	Exercise Price (per share)	Expiration Date	Grant Date Present Value(2)
Don R. Wellendorf	02/11/02	4,240	0.03%	$15.86	02/11/12	$31,673
Steven J. Malcolm	02/11/02	4,000	0.03%	$15.86	02/11/12	$29,880
	11/27/02	9,500	0.06%	$2.58	11/27/12	$14,060

		13,500	0.09%			$43,940
John D. Chandler	02/11/02	2,100	0.01%	$15.86	02/11/12	$15,687
	09/18/02	100	0.00%	$2.27	09/18/12	$148

		2,200	0.01%			$15,835
Michael N. Mears	02/11/02	8,400	0.05%	$15.86	02/11/12	$62,748
Richard A. Olson	02/11/02	7,560	0.05%	$15.86	02/11/12	$56,473
Jay A. Wiese	02/11/02	3,139	0.02%	$15.86	02/11/12	$23,448

(1)
Options granted in 2002 are subject to accelerated vesting if certain future Williams' stock prices or specific Williams' financial performance targets are achieved. Williams granted these options under its 1996 Stock Plan, its Stock Plan for Non-officer Employees and its 2002 Incentive Plan.

(2)
The grant date present value is determined using the Black-Scholes option pricing model and is based on assumptions about future stock price volatility, risk-free rate of return and dividend yield over the life of the options. The following weighted average values were determined based on the above grants. The weighted average volatility of the expected market price of Williams' common stock is 36.7%. The weighted average risk-free rate of return is 5.2%. The model assumes a dividend yield of 1% and an exercise date at the end of the contractual term in 2012. The model does not take into account that the stock options are subject to vesting restrictions and that executives cannot sell their options. The actual value, if any, that may be realized by an executive will depend on the market price of Williams' common stock on the date of exercise. The dollar amounts shown are not intended to forecast possible future appreciation in Williams' common stock price.

Option Exercises and Fiscal Year-End Values

        The following table provides certain information on exercises of Williams' stock options during the last fiscal year by the named executive officers and the value of such officers' unexercised options at December 31, 2002. The number of unexercised options and the value of unexercised in-the-money options below reflect the portion allocated to us by Williams according to the approximate allocation percentages as described in the Summary Compensation Table.

Option Exercises of Williams' Stock in Last Fiscal Year
and Fiscal Year-End Option Values

			Number of Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End(1)
	Shares Acquired On Exercise	Value Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Don R. Wellendorf	0	$0	1,526	7,290	$0	$0
Steven J. Malcolm	0	0	1,166	15,832	0	1,140
John D. Chandler	0	0	0	2,200	0	43
Michael N. Mears	0	0	0	8,400	0	0
Richard A. Olson	0	0	0	7,560	0	0
Jay A. Wiese	0	0	1,362	5,862	0	0

(1)
Based on the closing price of Williams' common stock reported in the table entitled "New York Stock Exchange Composite Transactions" contained in The Wall Street Journal for December 31, 2002 ($2.70 per share), less the exercise price. The values shown reflect the value of options accumulated over periods of up to ten years. Such values had not been realized as of December 31, 2002 and may not be realized. In the event the options are exercised, their value will depend on the market price of Williams' common stock on the date of exercise.

Long-Term Incentive Plan-Awards in Last Fiscal Year

        The following table provides certain information concerning the grant of phantom units under the Williams Energy Partners' Long-Term Incentive Plan during the last fiscal year to the named executive officers:

			Estimated Future Payouts under Non-Unit Price-Based Plans
Name	Number of Units(1)	Performance or Other Period Until Maturation or Payout	Threshold # Units	Target # Units	Maximum # Units
Don R. Wellendorf	6,000	26 months	3,000	6,000	12,000
Steven J. Malcolm	0		0	0	0
John D. Chandler	2,500	26 months	1,250	2,500	5,000
Michael N. Mears	0		0	0	0
Richard A. Olson	0		0	0	0
Jay A. Wiese	2,000	26 months	1,000	2,000	4,000

(1)
Represents phantom units of deferred limited interest granted on October 23, 2002 (Market values at date of grant are noted as follows): Mr. Wellendorf, 6,000 units valued at $198,960; Mr. Chandler, 2,500 units valued at $82,900; and Mr. Wiese, 2,000 units valued at $66,320. At the end of the vesting period, the number of units awarded under this grant will be determined based on an assessment of whether certain performance criteria have been met. The number of units could range from zero to two times the number of units granted.

Retirement Plan

        The Partnership participates in Williams' pension plan, which is a noncontributory, tax-qualified defined benefit plan subject to the Employee Retirement Income Security Act of 1974. The pension plan generally includes salaried employees who have completed one year of service. Our named executive officers participate in the pension plan on the same terms as other full-time employees.

        Effective April 1, 1998, Williams converted its pension plan from a final average pay plan to a cash balance pension plan. Each participant's accrued benefit as of that date was converted to a beginning account balance. Account balances are credited with an annual Williams contribution and quarterly interest allocations. Each year, Williams credits an employee's pension account an amount equal to the sum of a percentage of eligible pay and a percentage of eligible pay greater than the Social Security wage base. We reimburse Williams for these contributions according to the approximate allocation percentages described in the Summary Compensation Table, subject to maximum reimbursement obligations as discussed in Part II, Item 7—"Management's Discussion and Analysis of Financial Conditions and Results of Operations". According to the plan, eligible pay is the sum of salary and certain bonuses. Interest is credited to account balances quarterly at a rate determined annually in accordance with the terms of the plan. The percentage used in the calculation of the annual contribution is based upon the employee's age according to the following table:

Age	Percentage of All Eligible Pay(1)		Percent of Eligible Pay Greater than the Social Security Wage Base
Less than 30	4.5%	+	1%
30-39	6%	+	2%
40-49	8%	+	3%
50 or over	10%	+	5%

(1)
For employees, including the named executive officers, who were active employees and plan participants on March 31,1998, and April 1, 1998, the percentage of all eligible pay is increased by an amount equal to 0.3% multiplied by the participant's total years of benefit service prior to March 31, 1998.

        The normal retirement benefit is a monthly annuity based on a participant's account balance as of benefit commencement. Normal retirement age is 65. Early retirement may commence as early as age 55. At retirement, employees are entitled to receive a single-life annuity or one of several optional forms of payment having an equivalent actuarial value to the single-life annuity.

        Participants who were age 50 or older as of March 31, 1998, were grandfathered under a transitional provision that gives them the greater of the benefit payable under the cash balance formula or the final average pay formula based on all years of service and compensation.

        The Internal Revenue Code of 1986, as amended, currently limits the pension benefits that can be paid from a tax-qualified defined benefit plan, such as the pension plan, to highly compensated individuals. These limits prevent such individuals from receiving the full pension benefit based on the same formula as is applicable to other employees. As a result, Williams has adopted an unfunded supplemental retirement plan to provide a supplemental retirement benefit equal to the amount of such reduction to eligible executives, including the named executive officers, whose benefit payable under the pension plan is reduced by Internal Revenue Code limitations.

        Total unallocated estimated annual retirement benefits payable at normal retirement age under the cash balance formula from both the tax qualified pension plan and the supplemental retirement plan are as follows:

Name of Individual	Estimated Annual Benefits Payable at Normal Retirement Age
Don R. Wellendorf	$142,931
Steven J. Malcolm	$338,038
John D. Chandler	$111,942
Michael N. Mears	$148,304
Richard A. Olson	$125,774
Jay A. Wiese	$101,205

Employment Agreements and Executive Severance Program

        Neither we nor Williams has any separate employment agreements with the named executive officers. However, Williams provides severance benefits for Messrs. Wellendorf, Mears and Olson through Williams' executive severance program. The program provides severance benefits if one of these officers is terminated involuntarily other than for cause, disability or the sale of a business. The benefits include:

  •
  severance pay equal to one month of the officer's then current monthly base salary for each full, completed year of service with Williams, with a minimum of six months and a maximum of twelve months, payable in bi-weekly payments;

  •
  six months of outplacement services; and

  •
  continuation of health and welfare benefits at active employee rates for the covered severance period, if officer elects COBRA.

Amounts payable under this program are in lieu of any payments that may otherwise be payable under any other severance plan. Subject to maximum reimbursement obligations that were met in 2002, we reimburse Williams for direct and indirect general and administrative expenses incurred on our behalf. As such, amounts payable under this program could be allocated to us by Williams according to the percentage of time these persons devote to our matters.

ANNEX F

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Part III, Item 12 of 2002 Form 10-K

        The following disclosure in this Annex is reproduced from Part III, Item 12 of our 2002 Form 10-K and is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934. This disclosure was prepared in connection with filing our 2002 Form 10-K and has not been modified to reflect any changes contemplated in connection with, or that may otherwise result from, the closing of the Acquisition. Please review the above letter to which this Annex is attached for a discussion of certain changes anticipated to occur upon or after the closing of the Acquisition.

Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth the number of units beneficially owned by each person who is known to us to beneficially own 5% or more of a class of units, by directors and named executive officers of our General Partner, and by all directors and executive officers as a group as of February 28, 2003. We obtained certain information in the table from filings made with the Securities and Exchange Commission.

Name of Beneficial Owner	Common Units		Percentage of Common Units	Subordinated Units		Percentage of Subordinated Units	Class B Units		Percentage of Class B Units	Percentage of Total Units
Williams Energy Services, LLC(1)	757,193	(2)	5.5%	4,589,193	(2)	80.0%				19.6%
Williams Natural Gas Liquids, Inc.(1)	322,501	(2)	2.4%	1,090,501	(2)	20.0%				5.2%
Williams GP LLC(1)							7,830,924	(2)	100.0%	28.8%
Goldman Sachs Group Inc.	833,850	(3)	6.1%							3.1%
Keith E. Bailey	3,540		*							*
William A. Bruckmann, III	3,251		*							*
Don J. Gunther	2,485	(4)	*							*
William W. Hanna	1,648		*							*
Steven J. Malcolm	10,893	(5)	*							*
Don R. Wellendorf	6,196		*							*
John D. Chandler	1,801		*							*
Michael N. Mears	500		*							*
Richard A. Olson	0		*							*
Jay A. Wiese	5,203		*							*
All Directors and Executive Officers as a Group (12 persons)	45,452	(4)(5)	*							*

*
represents less than 1%

(1)
Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc., and Williams GP LLC are direct or indirect subsidiaries of Williams and Williams may be deemed the beneficial owner of units held by such subsidiaries. The address of each of these entities is One Williams Center, Tulsa, Oklahoma, 74104.

(2)
Except for the right to vote on a matter that would have a material adverse effect on the rights of holders of Class B units, such units do not have any voting rights. Under the terms of the Partnership's agreement of limited partnership, Williams Energy Services, LLC and Williams Natural Gas Liquids, Inc. are permitted in the aggregate to vote not more than 20% of the total number of outstanding units entitled to vote at a meeting of the limited partners for the election of directors to the Board of Directors of our General Partner. For this purpose, each subordinated unit held by those parties will count as 0.5 of a vote and 0.5 of a unit. As of February 28, 2003, Williams Energy Services and Williams Natural Gas Liquids would be entitled to collectively cast approximately 3,303,908 votes at such a meeting out of the approximately 16,519,541 votes that

F-1

  would be deemed outstanding for purposes of the meeting. Our limited partnership agreement also provides for other limitations on the voting rights of subordinated units.

(3)
A filing with the Securities and Exchange Commission on February 10, 2003, indicates that Goldman Sachs Group, Inc. and Goldman, Sachs & Co., a direct and indirect wholly-owned subsidiary of Goldman Sachs Group, Inc., a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, are or may be deemed to be the beneficial owners of the number of Common Units indicated in the table. The address of Goldman Sachs Group, Inc. and Goldman, Sachs & Co. is 85 Broad Street, New York, New York 10004.

(4)
Includes 2,359 Common Units which represent deferred compensation granted pursuant to the Williams Energy Partners' Long-Term Compensation Plan subject to the right of conversion within 60 days. The deferred units subject to conversion cannot be voted or invested.

(5)
Does not include any units owned by Williams Energy Services, LLC, Williams Natural Gas Liquids, Inc., and Williams GP LLC, which may be deemed to be beneficially owned by Mr. Malcolm in his capacity as Chairman of the Board, President and Chief Executive Officer for Williams.

        The following table sets forth, as of February 28, 2003, the amount of shares of Common Stock of Williams, the corporate parent of the sole member of our General Partner, beneficially owned by each of the General Partner's directors, each of the General Partner's executive officers named in the Summary Compensation Table, and by all directors, nominees for director and executive officers of the General Partner as a group.

Name of Beneficial Owner	Common Stock		Percentage of Common Stock
Keith E. Bailey	2,085,480	(1)	*
Don R. Wellendorf	48,682	(1)	*
Steven J. Malcolm	469,455	(1)	*
John D. Chandler	16,051	(1)	*
Michael N. Mears	82,273	(1)	*
Richard A. Olson	85,911	(1)	*
Jay A. Wiese	49,183	(1)	*
All Directors and Executive officers as a group (12 persons)	3,342,651	(1)	*

*
Represents less than 1%

(1)
Includes the following shares which represent stock options granted under the Williams' stock option plans which are exercisable within 60 days and thus deemed to be beneficially owned by the following individuals: Mr. Bailey, 381,243 shares; Mr. Wellendorf, 39,891 shares; Mr. Malcolm, 399,772 shares; Mr. Chandler, 12,210; Mr. Mears, 71,363; Mr. Olson, 68,311; and Mr. Wiese, 33,183. The shares subject to option cannot be voted or invested.

Changes in Control

        Williams GP LLC, Williams Energy Services, LLC and Williams Natural Gas Liquids, Inc. have pledged all of their units in us to a collateral trustee under debt instruments to which Williams and certain of its affiliates are debtor parties. In addition, Williams Energy Services and Williams Natural Gas Liquids have pledged all of their respective membership interests in the General Partner and Williams GP LLC, the former general partner, to the collateral trustee and Williams pledged its membership interest in Williams Energy Services and all of its stock in Williams Natural Gas Liquids to the trustee. If the Partnership units and the membership interests in Williams Energy Services and Williams Natural Gas Liquids are transferred to these lenders as a result of a default with respect to such debt instruments, these holders would be able to elect all of the members of the General Partners' Board of Directors. In addition, changes made to the partnership agreement that limited the voting rights of the subordinated units and Class B units would be of no further force and effect and the voting rights of such units would revert back to those in place prior to such changes. Also, on February 20, 2003, Williams announced its intention to divest its interest in our General Partner and all of its limited partnership interests.

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QuickLinks

BUSINESS EXPERIENCE OF CURRENT DIRECTORS AND EXECUTIVE OFFICERS
CERTAIN RELATIONSHIPS AND RELATED TRANSACTION
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF WEG GP LLC
DIRECTOR COMPENSATION FOR 2002
HISTORICAL COMPENSATION OF THE NAMED EXECUTIVE OFFICERS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS